Exhibit (g)(ii)

AMENDMENT TO CUSTODY AGREEMENT

This Amendment, effective as of August 27, 2016, by and among each management investment company and other fund identified on Appendix A of the Custodian Agreement, as defined below, (each such investment company and other fund and each management investment company and other fund made subject to the Custodian Agreement in accordance with Section 18.5 of the Custodian Agreement shall hereinafter be referred to as (the “Fund”) and STATE STREET BANK AND TRUST COMPANY, a Massachusetts trust company (the “Custodian”).

WHEREAS, each Fund and Custodian entered into a Master Custodian Agreement dated May 7, 2013 (as amended, modified and supplemented through the date hereof, the “Custodian Agreement”); and

WHEREAS, the parties hereto wish to amend the Agreement as set forth below.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein set forth, the parties hereto agree as follows:

1. The Custodian Agreement is amended by deleting the first paragraph of Section 16 in its entirety and replaced with the following:

“The term of this Agreement shall remain in full force and effect for an initial term ending August 1, 2021 (the “Initial Term”). After the expiration of the Initial Term, this Agreement shall automatically renew for successive one-year terms (each, a “Renewal Term”), unless written notice of non-renewal is delivered by the non-renewing party to the other party no later than ninety (90) days prior to the expiration of the Initial Term or any Renewal Term, as the case may be. During the Initial Term and thereafter, either party may terminate this Agreement: (i) in the event of the other party’s material breach of a material provision of this Agreement that the other party has either (a) failed to cure or (b) failed to establish a remedial plan to cure that is reasonably acceptable, within 60 days’ written notice of such breach, or (ii) in the event of the appointment of a conservator or receiver for the other party or upon the happening of a like event to the other party at the direction of an appropriate agency or court of competent jurisdiction. Upon termination of this Agreement pursuant to this paragraph with respect to any Fund or Portfolio, the applicable Fund shall pay Custodian its compensation due through the effective termination date and shall reimburse Custodian for its costs, expenses and disbursements.”

2. Except as amended hereby, the Custodian Agreement shall remain in full force and effect.

3. This Amendment may be executed in several counterparts, each of which shall be deemed to be an original, and all such counterparts taken together shall constitute one and the same instrument. Counterparts may be executed in either original or electronically transmitted form (e.g., faxes or emailed portable document format (PDF) form), and the parties hereby adopt as original any signatures received via electronically transmitted form.

IN WITNESS WHEREOF, each party hereto has caused this Amendment to be executed by its duly authorized officer, as the case may be, as of the date and year first above written.

EACH OF THE ENTITIES SET FORTH ON
APPENDIX A TO THE CUSTODIAN
AGREEMENT

By:	/s/ James Hannigan
Name:	James Hannigan Chief Legal Officer
Title:

STATE STREET BANK AND TRUST COMPANY

By:	/s/ Andrew Erickson
Name:	Andrew Erickson
Title:	Executive Vice President